Exhibit 99.1

Euro Tech Holdings Company Limited Announces Change Of Auditors

Hong Kong — February 8, 2012 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today announced that on February 8, 2012 the Company engaged Dominic K.F. Chan & Co. (“DKFC”), as its independent registered public accounting firm, replacing BDO Limited of Hong Kong (“BDO Hong Kong”), which resigned on February 8, 2012.

The decision to change auditors was not the result of any disagreements between the Company and BDO Hong Kong on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The Company understands BDO Hong Kong’s resignation is not related in any way to the affairs of the Company but purely an internal business decision of BDO Hong Kong.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2010.

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com